Act: 1933
Section:
Rule: 144
Public Availability: 5/29/2012

12027276

DC

May 29, 2012

No Act
PE 5/4/12

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: H&R Real Estate Investment Trust and H&R Finance Trust
Incoming letter dated May 4, 2012

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that the exemption provided in Section 3(a)(9) of the Securities Act is available, the REIT and the Finance Trust effect the Transaction without registration under the Securities Act. In reaching this position, we note that:

- each Unit of the REIT is "stapled" to one Unit of the Finance Trust to form a single Unit;
- the "stapled" nature of the Units is required by the Trust Declarations of both the REIT and the Finance Trust; and
- after the Transaction, Unitholders will continue to hold Units in the REIT and Finance Trust on a "stapled" basis.

In addition, the Division is of the view that such Units distributed will have the same status, as restricted or unrestricted securities for purposes of Rule 144 under the Securities Act, as the exchanged securities did in the hands of holders prior to the Transaction.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Kim McManus
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Mail Stop 4561

Jeffrey Nadler
Davies Ward Phillips & Vineberg LLP
900 Third Avenue, 24th Floor
New York, New York 10022

Re: H&R Real Estate Investment Trust
H& R Finance Trust

Dear Mr. Nadler:

In regard to your letter of May 4, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

900 Third Avenue
24th Floor
New York NY 10022

Tel 212 308 8866
Fax 212 308 0132
www.dwpv.com

Securities Act of 1933:
Section 3(a)(9)
Rule 144

May 4, 2012

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: H&R Real Estate Investment Trust and H&R Finance Trust

Ladies and Gentlemen:

We are U.S. counsel to H&R Real Estate Investment Trust (the "REIT"), an unincorporated real estate investment trust, and H&R Finance Trust (the "Finance Trust"), an unincorporated investment trust, each of which is governed by the laws of the Province of Ontario, Canada (each, a "Trust" and collectively, the "Trusts") in connection with a transaction (the "Transaction"), that will include certain amendments to the declaration of trust of the REIT (the "Amendments") and a distribution to be declared by the REIT and satisfied by the issuance by the Finance Trust of Finance Trust Units to holders of units of the REIT (the "Distribution"), followed by a consolidation of the outstanding Finance Trust Units (the "Consolidation"), as further described below.

On behalf of the Trusts, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that the Transaction will be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") by virtue of Section 3(a)(9) of the Act. Alternatively, if the Staff does not agree with this conclusion, we respectfully request that the Staff will not recommend enforcement action by the Commission if the Transaction is effected without such registration. We further request that the Staff confirm that any securities of the REIT deemed to have been exchanged pursuant to the Amendments and, to the extent deemed outstanding after the Transaction, the Finance Trust Units issued in the Distribution, will have the same status as restricted or unrestricted securities for purposes of Rule 144 under the Securities Act as the respective securities did in the hands of the holders prior to the Transaction.

I. Background

A. The REIT

The REIT was created in 1996 by a declaration of trust (as amended, the "REIT Trust Declaration"). The objectives of the REIT are (i) to provide the REIT's unitholders with stable and growing cash distributions, generated by revenue from investments in income-producing real estate properties, and (ii) to maximize the value of units of the REIT through the ongoing active management of the REIT's assets, acquisition of additional properties and the development and construction of projects which are pre-leased to creditworthy tenants.

The REIT began operations on December 23, 1996 with the completion of its initial public offering and, since then, has been a reporting issuer in all of the provinces of Canada. As at December 31, 2011, the REIT owned and operated a portfolio of 289 properties, of which 133 are retail properties, 117 are industrial properties and 39 are office properties (these numbers exclude properties whose tenants have filed for Chapter 11 protection with a U.S. bankruptcy court), and which comprise, in the aggregate, a leasable area of approximately 43 million square feet. Of the portfolio properties, 177 are located in Canada and 112 are located in the United States. The REIT generally owns its Canadian properties or develops its Canadian projects through Canadian nominee companies, each of which is a non-operating holding company whose purpose is to hold as nominee the REIT's interest in one particular property.[1] The REIT's wholly owned subsidiary, H&R REIT (U.S.) Holdings Inc., a Delaware corporation ("U.S. Holdco"), is the indirect owner of all of the REIT's real properties and buildings located in the United States. In addition to the portfolio properties that are its primary assets, the REIT, indirectly through H&R Portfolio Limited Partnership, holds interest-bearing notes issued by U.S. Holdco ("Holdco Notes").

The REIT is a real estate investment trust for Canadian tax purposes. As a Canadian trust, the REIT is generally not subject to taxation in the United States and is not a qualifying REIT under the U.S. Internal Revenue Code. Like U.S. real estate investments trusts, Canadian real estate investment trusts are permitted to claim a deduction for distributions paid to their unitholders and are generally not subject to any Canadian entity level taxation as long as they distribute all of their income annually. In order to avoid being subject to Canadian tax on its income, each year the REIT trustees distribute an amount equal to at least the REIT's income in such year.

B. The 2008 Reorganization

In 2008, the REIT completed an internal reorganization (the "2008 Reorganization"), in the course of which the Finance Trust was formed by a declaration of trust (as amended, the "Finance Trust Declaration," and together with the REIT Trust

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1 An indirect subsidiary of the REIT, H&R Portfolio Limited Partnership, a limited partnership governed by the laws of the Province of Manitoba, also indirectly holds interests in 20 of the Canadian properties.

Declaration, the "Trust Declarations") pursuant to a plan of arrangement under the laws of the Province of Alberta, Canada.

The Finance Trust was established solely to hold the Holdco Notes because holding such notes in the Finance Trust rather than the REIT is more tax efficient for the REIT and the unitholders for U.S. federal income tax purposes. The Finance Trust Declaration requires that the assets of the Finance Trust be primarily invested in Holdco Notes, and currently the assets of the Finance Trust consist exclusively of Holdco Notes and a minimal amount of cash. The Finance Trust does not engage in any other business activity and is required under the Finance Trust Declaration to distribute to its unitholders cash received from U.S. Holdco in connection with the Holdco Notes. The ability of the Finance Trust to distribute cash to its unitholders is dependent entirely on the REIT's generation of revenues from operating its U.S. properties held through U.S. Holdco.

The Finance Trust is a "fixed investment trust" for U.S. federal tax purposes, and the limitations on its activities described in the preceding paragraph are intended to enable it to so qualify. As a fixed investment trust, the Finance Trust is effectively disregarded as an entity for U.S. federal tax purposes and its unitholders are treated as owning directly their proportionate share of Finance Trust's assets (primarily the Holdco Notes).

C. The Stapled Units

As a result of the 2008 Reorganization, under their respective Trust Declarations, each unit of the REIT is "stapled" to one unit of the Finance Trust (and *vice versa*) such that a unit in one Trust (a "Unit") cannot be transferred separately from a counterpart Unit in the other Trust.[2] As a result, no person can acquire Units of the Finance Trust without also acquiring an identical number of units in the REIT, and similarly no person can acquire Units of the REIT without also acquiring an identical number of Units in the Finance Trust. Unitholders of the REIT and the Finance Trust are identical (and thus are sometimes referred to generically as "Unitholders" in this letter).[3]

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2 The Trust Declarations allow for the uncoupling of the Stapled Units only (a) if the Unitholders of the REIT vote to allow the Units of the REIT and the Finance Trust to be "unstapled" and trade separately, or (b) in the event, and in furtherance, of the bankruptcy, insolvency, winding-up or reorganization of either of the Trusts, at the discretion of the applicable trustees.

3 As part of the 2008 Reorganization, the Trusts entered into a support agreement that provides for, *inter alia*, the coordination between the Trusts of their respective declarations and payments of distributions and the obligation of the Finance Trust to take all actions necessary or desirable to enable the REIT to perform its obligations under any security issued by the REIT and to ensure that at all times each holder of Units of either Trust holds an equal number of Units of the other Trust (*i.e.*, that the Units remain "stapled" together).

D. The Combined Business

The REIT and the Finance Trust comprise one combined business. The REIT operates a real estate investment trust by buying and operating commercial real estate properties in Canada and the United States. The Finance Trust's only function is to hold Holdco Notes issued by U.S. Holdco and to regularly distribute to the Unitholders the cash flow attributable to the Holdco Notes. The Finance Trust's ability to distribute cash to the Unitholders is entirely dependent on the ability of the REIT through U.S. Holdco to generate revenues from the operations of its portfolio properties in the United States. Further, the REIT Units and the Finance Trust Units are "stapled" together and trade together (and are referred to hereinafter as the "Stapled Units") on the Toronto Stock Exchange.

E. Reporting Obligations and Trading Markets

As a reporting issuer in all of the provinces of Canada, the REIT files annual information forms, audited annual and unaudited interim financial statements, related management's discussion and analysis, and other required continuous disclosure documents on SEDAR, the electronic filing system maintained by the Canadian securities regulators. The Finance Trust also is a reporting issuer in all of the provinces of Canada and files annual audited and unaudited interim financial statements and related management's discussion and analysis on SEDAR, but has received an exemption from the Canadian securities regulators providing that it is not required to file annual information forms and certain other continuous disclosure documents. Neither the REIT nor the Finance Trust is subject to reporting obligations under either Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, we believe that each Trust is currently eligible to claim the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder. Prior to the 2008 Reorganization, the REIT offered and sold its securities in the United States only to "qualified institutional buyers" in reliance on the exemption from registration provided by Rule 144A under the Securities Act. Since the 2008 Reorganization, the Trusts have not offered or sold any securities in the United States.

The Stapled Units are currently listed and posted for trading on the Toronto Stock Exchange and are traded in the U.S. over-the-counter (OTC) "pink sheets," although the reported trading volume in the OTC market is very light. Neither the REIT Units nor the Finance Trust Units are traded separately on any securities exchange. On January 24, 2012, the Trusts received a geographic analysis report that showed that as of January 18, 2012 approximately 22% of the Stapled Units were held by persons in the United States.

F. Cash Distributions of the Trusts

As indicated above, in order to avoid being subject to Canadian tax on its income, each year the REIT trustees distribute an amount equal to at least the REIT's income in such year. As a matter of practice, the REIT has historically distributed amounts in excess of its income each year on a monthly basis.

The Finance Trust Declaration requires the Finance Trust to distribute the cash it receives from U.S. Holdco in connection with the Holdco Notes on a monthly basis. The ability of the Finance Trust to distribute cash to its unitholders is dependent entirely on the REIT's generation of revenues from operating its U.S. properties held through US Holdco.

During the calendar years 2011 and 2010, the REIT and the Finance Trust have made combined monthly cash distributions ranging from approximately C$ 0.06 to C$ 0.0875 per Stapled Unit.

II. <u>The Transaction</u>

The Transaction will consist of the following three steps (described more fully below): (i) amending the REIT Trust Declaration; (ii) the making by the REIT of an *in specie* distribution to the REIT Unitholders in the form of Finance Trust Units; and (iii) the immediate consolidation of the outstanding Finance Trust Units to maintain the required one-to-one ratio of REIT Units to Finance Trust Units within the Stapled Units.

A. <u>Step 1: The Amendments</u>

The first step to be taken will involve an annual and special Unitholders meeting called to obtain Unitholder approval of certain amendments of the REIT Trust Declaration. At the meeting the trustees of the REIT will propose, for the approval of the REIT's Unitholders, amendments to the REIT Trust Declaration (the "Amendments") that, among other things, will:

(i) permit the REIT to make *in specie* distributions in the form of Finance Trust Units (whether or not held by the REIT) to be delivered directly to REIT Unitholders by the Finance Trust (currently, such distributions may be declared only in cash or in the form of REIT Units or other property of the REIT); and

(ii) cause the existing provision of the REIT Trust Declaration that permits, in cases of non-cash distributions of REIT property, the funding of any applicable withholding tax liability (including, if necessary, through forced sales of Stapled Units held by registered Unitholders who do not remit to the REIT the cash required to fund applicable withholding tax, as more fully described below), to also apply to distributions made in the form of Finance Trust Units.

The Amendments are required in order to permit the REIT to make the distribution of Finance Trust Units to Unitholders described below. Other than permitting the REIT to declare distributions of Finance Trust Units (and any related conforming changes to the Trust Declarations), and to make any forced sales of Stapled Units necessary to pay withholding taxes of non-resident registered Unitholders, the proposed Amendments will not result in any changes to the rights or privileges of the holders of the Stapled Units.

In connection with the approval process, the Unitholders will receive a proxy circular from the REIT, prepared in accordance with Canadian disclosure requirements, that describes in detail the Amendments, the Distribution and the Consolidation, and the actions to be taken by the Trusts to implement them, as well as the purpose and rationale of the Transaction and its impact on the Unitholders from Canadian and U.S. tax perspectives. The Amendments will become effective if and when they are approved by the Unitholders.

B. Step 2: The Distribution

Assuming the Amendments are approved by the Unitholders, the REIT intends to subsequently declare a distribution consisting of an in-kind, *pro rata* distribution to the REIT's Unitholders of a number or fraction of Finance Trust Units for each outstanding REIT Unit (the "Distribution"), in conjunction with the following transactions:

(i) Holdco Notes held by H&R Portfolio Limited Partnership will be distributed to one of its limited partners who will then distribute such notes to the REIT, and the REIT will purchase additional Holdco Notes from U.S. Holdco for cash;

(ii) pursuant to an agreement to be entered into between the Trusts:

(A) the REIT will transfer all of the Holdco Notes it holds to the Finance Trust in exchange for fair market value consideration consisting of an agreement by the Finance Trust to issue Finance Trust Units as directed by the REIT; and

(B) the Finance Trust will issue and deliver Finance Trust Units as directed by the REIT directly to the REIT's Unitholders in satisfaction of the Distribution (the REIT itself will at no time own or have a right to acquire any Finance Trust Units).

The Unitholders will not be required to give any consideration to either the REIT or the Finance Trust for the Finance Trust Units received by them in the Distribution. The Distribution will be in addition to, and will not replace or reduce, the regular aggregate monthly cash distributions made by the REIT and the Finance Trust to the Unitholders.

C. Step 3: The Consolidation

Immediately following the Distribution, the outstanding Finance Trust Units will be consolidated, as permitted under the current Trust Declarations, so that the number of Finance Trust Units outstanding will revert to the number outstanding immediately prior to the Distribution (the "Consolidation"), thereby maintaining the required one-to-one ratio of REIT Units to Finance Trust Units within the Stapled Units.

D. Reasons for the Transaction

The REIT's reasons for effecting the Transaction are based on tax considerations influenced by certain conditions in the commercial real estate and capital markets in the United States and Canada.

The recovery in the commercial real estate and capital markets since the 2008-2009 market crisis has been much slower in the United States than in Canada, resulting in higher capitalization rates and more favorable purchase prices for properties in the United States than for equivalent properties in Canada. Recognizing this opportunity, U.S. Holdco acquired two significant U.S. office properties in the fall of 2011 and anticipates further accretive acquisition opportunities in the United States. However, due to the turmoil in the U.S. lending markets and tightening of credit since the market crisis, the REIT has had to use substantially more of its own capital rather than borrowed funds for acquisitions, including the two U.S. properties acquired by U.S. Holdco in late 2011.

Lending by the REIT to U.S. Holdco (through the acquisition of additional U.S. Holdco Notes) to finance acquisitions has adverse tax consequences in that the deductibility for U.S. income tax purposes of interest paid by U.S. Holdco to the REIT is subject to certain limitations that would not apply if U.S. Holdco were able to borrow from third-party lenders. These limitations do not apply to interest paid by U.S. Holdco to the Finance Trust under the Holdco Notes. As currently structured, the REIT estimates that U.S. Holdco will utilize all of its available net operating losses by 2017, and thus thereafter will have U.S. federal and state income tax payment obligations. Additional property acquisitions by U.S. Holdco in the United States, with anticipated third-party mortgage financing at only 50% loan-to-value, will accelerate the date by which U.S. Holdco is expected to become obligated to pay U.S. federal and state income taxes. Payment by U.S. Holdco of U.S. income taxes would reduce the cash available for distribution by the REIT to the Unitholders. Accordingly, the ability to defer payment of such taxes by U.S. Holdco is consistent with the REIT's objective of providing its Unitholders with stable and growing cash distributions.

By effecting the Transaction, the loans payable by U.S. Holdco to the REIT will be replaced with indebtedness to Finance Trust represented by the Holdco Notes. The interest payable by U.S. Holdco to Finance Trust under the Holdco Notes will be fully deductible for U.S. income tax purposes. As a result, the REIT will be able to delay significantly the date on which U.S. Holdco will become obligated to pay U.S. income taxes.

E. Tax Consequences of the Distribution

The Distribution will have tax consequences to Unitholders in the United States under both Canadian and U.S. tax laws.

Under Canadian tax law, Unitholders not resident in Canada, including those resident in the United States, will be subject to a 15% Canadian withholding tax on the fair market value of the Finance Trust Units distributed to them. Any Canadian taxes paid by U.S. Unitholders are expected to offset some or all of their U.S. federal income tax liability as described below.

The vast majority of the Stapled Units owned by non-Canadian Unitholders are held through broker-dealers and other intermediaries (holding through CDS Clearing and Depository Services Inc.). Such broker-dealers and other intermediaries will be responsible for remitting the 15% Canadian withholding tax on the distributions to non-resident beneficial holders directly to the Canada Revenue Agency. This is the same rate of Canadian withholding tax generally applicable to the regular cash distributions paid by the REIT in the normal course. Disclosure in the proxy circular for the Unitholders meeting to be convened to consider the proposed Amendments will disclose that intermediaries are expected to provide for remittance of the applicable withholding tax, including, if they deem it necessary, by way of sales of Stapled Units.[4]

The REIT currently has seven registered Unitholders resident in the United States who hold an aggregate of approximately 5,000 REIT Units, or approximately 0.003% of the outstanding Units. Registered non-resident Unitholders will be given an opportunity to remit to the REIT the cash necessary to pay the Canadian withholding tax. The REIT will have two alternate courses of action with respect to any registered non-resident Unitholder that does not remit such cash by the date provided. Under the Canadian Income Tax Act the REIT will be entitled to recover the amount of the withholding tax from future ordinary course monthly cash distributions. Alternatively, in the unlikely event that the next monthly cash distribution is not large enough to fund such withholding tax, or in the event that such distribution occurs after the date on which the withholding tax is required to be remitted, under the terms of the amended REIT Trust Declaration the REIT could force the sale of a sufficient number of Stapled Units of any such Unitholder to fund payment of the withholding tax.

For U.S. federal income tax purposes, the Distribution will be treated as a distribution of the undivided interest in the assets of the Finance Trust represented by the distributed Finance Trust Units. The amount of such distribution will be treated as equal to fair market value of the Finance Trust Units. The value of each Finance Trust Unit is currently approximately US$ 0.87, and can reasonably be expected to vary only slightly from this figure on the date of the Distribution as a result of changes in prevailing interest rates (since the assets of the Finance Trust consist solely of Holdco Notes and a minimal

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[4] To the extent that non-resident non-registered Unitholders fail to remit funds to pay the withholding tax, broker-dealers and other intermediaries may sell Stapled Units held by the non-registered holders to pay the withholding tax. Any such sales by financial intermediaries will, however, be outside of the control or direction of the REIT. Moreover, given the expected size of the Distribution, sales by intermediaries to raise funds to satisfy their customers' aggregate Canadian withholding tax liability would require, based on the current market value of the Stapled Units, the sale of, at most, less than 1% of the customers' Stapled Units. Any such sales may, of course, result in a larger percentage reduction in the holdings of holders of small numbers of Units, but the economic effect on all holders of the Units will be identical.

amount of cash or cash equivalents).[5] The Distribution will be taxable at the 35% U.S. federal income tax rate as ordinary income in the hands of U.S. Unitholders.[6] This is the same rate applicable to the regular cash dividends paid by the REIT in the ordinary course.[7] As indicated above, the Distribution is not expected to impact payment of the REIT's regular monthly cash distributions. Under the foreign tax credit system, U.S. Unitholders that pay Canadian withholding tax (as discussed below) with respect to the Distribution should be entitled to a foreign tax credit that will offset some or all of their U.S. federal income tax liability.

Following the Distribution, each Unitholder who participates in the Distribution will be treated as directly owning the undivided interest in the Finance Trust assets represented by the Finance Trust Units such Unitholder received in the Distribution and will be treated as having acquired such assets at a cost basis equal to the amount of income included by the Unitholder as a result of the Distribution. In effect, the Unitholder's cost basis in its Stapled Units will be increased by the amount of income recognized in the Distribution. Upon the ultimate sale of the Unitholder's Stapled Units, the Unitholder's gain or loss will be computed by taking into account such additional cost basis, which will reduce the amount of gain (or increase the amount of loss) from the sale. Thus, the Distribution is more properly viewed as resulting in an acceleration of income that would otherwise be recognized when a Stapled Unit is sold or otherwise disposed of, rather than as resulting in an increase in the total amount of income recognized over the life of the investment.

III. Legal Analysis

A. Analysis under Section 3(a)(9)

For the reasons set forth below, in our opinion the Transaction (comprised of the Amendments, the Distribution and the Consolidation) is exempt from registration under the Securities Act pursuant to Section 3(a)(9). Section 3(a)(9) of the Securities Act provides an exemption from the registration requirements of Section 5 of the Securities Act for "...any security exchanged by an issuer with its existing security holders exclusively where no commission or other renumeration is paid or given directly or indirectly for soliciting the exchange."

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5 The amount of cash held by the Finance Trust varies, but is not a material component of the value of the Finance Trust Units.

6 The REIT believes it is likely to be classified as a "passive foreign investment company" ("PFIC") under section 1297 of the Internal Revenue Code. Certain "excess distributions" received from a PFIC are subject to ordinary income treatment and an interest charge unless the Unitholder makes a special election with respect to the REIT Units. The distribution of Finance Trust Units would likely be treated as an excess distribution in the hands of a Unitholder who failed to make such a special election. The REIT's annual public filings have historically included disclosure of its PFIC status and have advised Unitholders of the availability of this election.

7 Because of the REITs status as a PFIC, dividends paid by the REIT do not qualify for the reduced 15% tax rate that applies to certain qualifying dividends by domestic or foreign non-PFIC corporations.

The prerequisites to a valid claim under the Section 3(a)(9) exemption are:

(i) the securities for exchange must be offered by the same entity that issued the outstanding securities;

(ii) the security holder must not be asked to part with anything of value besides the outstanding security;

(iii) the exchange must be offered exclusively to the issuer's existing security holders; and

(iv) the issuer must not pay any compensation for the solicitation of the exchange.

An alteration to the terms of a security may result in the issuance of a new security (*i.e.*, issued in exchange for the existing security), thus requiring registration or an exemption from registration.[8] The above-described Amendments will alter the terms of the REIT Units (and, because they comprise part of the Stapled Units the terms of the Stapled Units as well) such that (i) the REIT will be permitted to make distributions that will be satisfied by the issuance of Finance Trust Units by the Finance Trust and (ii) the REIT will be authorized to make forced sales of Stapled Units of non-resident registered holders to fund the REIT's Canadian withholding tax obligation resulting from distributions of Finance Trust Units to those Unitholders. In addition, pursuant to the Distribution, the REIT Unitholders will receive additional Finance Trust Units in payment of a distribution declared by the REIT, although those additional Finance Trust Units will be immediately consolidated into the Finance Trust Units outstanding before the Distribution.

As discussed further below, we believe that the Transaction, as a whole (*i.e.*, the changes in the terms of the REIT Units effected by the Amendments, the issuance to the REIT Unitholders of Finance Trust Units in the Distribution, and the subsequent Consolidation of the Finance Trust Units into the Finance Trust Units outstanding before the Distribution), should be viewed in substance as an exchange of "new" Stapled Units for "old" Stapled Units outstanding before the Transaction that satisfies the four requirements for the exemption from registration provided by Section 3(a)(9).

On behalf of the REIT we confirm that (i) no persons other than existing REIT Unitholders will be asked to vote on the Amendments or will receive any Finance Trust Units in the Distribution and (ii) no payment of any kind will be made by the REIT or any other person to any person for soliciting approval of the Amendments.

(i) *No value will be provided by the Unitholders in the Transaction.*

In exchanging "old" Stapled Units for "new" Stapled Units, the non-resident Unitholders could be deemed to be surrendering something of value. Inherent in the "old" Stapled Units is the right not to be required to accept distributions in the form of

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[8] Louis Loss et al., *Securities Regulation* 1149 (4th ed. 2007).

Finance Trust Units, with a resulting Canadian withholding tax liability for non-resident Unitholders. This "right" will not exist in the "new" Stapled Units.

We submit, however, that absence of such right from the "new" Stapled Units does not constitute a sufficient surrender of value to cause the exemption provided by Section 3(a)(9) to be unavailable for the Amendments for the following reasons. First, the value surrendered, in the form of the Canadian withholding tax liability resulting from any such distributions of Finance Trust Units, will not flow to the REIT but rather to the Canadian government. Unitholders desiring to avoid any forced sales of their Stapled Units to pay the withholding tax (either by the REIT or, more likely, by their broker or other financial intermediary) need only remit the necessary cash in satisfaction of their withholding tax liability. Moreover, as described above, the Canadian withholding tax liability is more properly viewed as resulting in an acceleration of income that would be recognized when a Stapled Unit is sold or otherwise disposed of, rather than as resulting in an increase in the total amount of income recognized over the life of the investment. Furthermore, any surrender of value by the non-resident Unitholders will be mitigated by the beneficial effect of the Transaction on the REIT's U.S. federal income tax obligations, which is expected to increase the amount of cash available to the REIT for future distributions to the REIT Unitholders.

Additionally, the REIT Unitholders, in approving the Amendments, will not be increasing the amount of their economic investment in the REIT, and the Amendments do not constitute capital raising activity for which the exemption would properly not be available. To the extent that the REIT Unitholders will be surrendering any value in connection with the Transaction, the Staff has confirmed in a number of instances that surrender of an economic interest or other incidental right *e.g.*, accrued interest on outstanding debt, where the purpose of the transaction is clearly not to raise capital for an issuer, does not preclude reliance on the Section 3(a)(9) exemption.[9]

(ii) The REIT and the Finance Trust should be considered one issuer for purposes of Section 3(a)(9).

To qualify for the Section 3(a)(9) exemption, an offer to exchange may only be made by an issuer for its own securities. Because the Stapled Units are comprised of REIT Units and Finance Trust Units, the Transaction, in that it consists of amendments to the terms of the REIT Units and the issuance and consolidation of Finance Trust Units, should be viewed as an exchange of "new" Stapled Units for "old" Stapled Units. For the following reasons, we submit that the REIT and the Finance Trust should be (and are by their investors) viewed as a single entity, and that the Stapled Units are properly viewed, for purposes of the Section 3(a)(9) exemption, as being issued jointly by the REIT and the

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[9] For the surrender of rights including payment of accrued interest, *see, e.g.*, Royale Group, Ltd. (November 4, 1988), ECL Industries, Inc. & Norlin Corp. (December 16, 1985), Geoscience Technology Services Corp. (February 9, 1976) and NJB Prime Investors (May 14, 1976). *See also*, Anangel-American Shipholdings Ltd. (December 3, 1991) (potential loss of voting and other rights), Calavo Growers of California (October 23, 1996) (potential loss of voting power and economic benefits) and Hershey Foods Corp. (September 12, 1984) (potential dilution in voting power).

Finance Trust to their respective Unitholders and thus in compliance with the "identity of issuer" requirement of the exemption.

The REIT and the Finance Trust comprise one combined issuer. The REIT operates a real estate investment trust by buying and operating commercial real estate properties in Canada and the United States. The sole function of the Finance Trust is to hold Holdco Notes issued by U.S. Holdco, the REIT's wholly owned U.S. subsidiary, and the Finance Trust regularly distributes to the Unitholders the cash flow attributable to the Holdco Notes. The Finance Trust's ability to distribute cash to the Unitholders is entirely dependent on the ability of the REIT through U.S. Holdco to generate revenues from the operations of its portfolio properties in the United States. As a result, we submit that it is reasonable to assume that the Unitholders (who, as described earlier, hold Stapled Units comprised of REIT Units and Finance Trust Units) can be said to have made a single investment in an "indivisible" business on the basis that the Unitholders view the REIT and the Finance Trust as a single combined issuer and look only to the REIT, rather than the Finance Trust, in evaluating an investment in the Stapled Units because the REIT owns and operates all of the properties (directly or indirectly) from which all of the income from the combined entity is generated.

In a number of instances the Staff has recognized the economic reality of a corporate group rather than its formal legal structure in confirming that a proposed exchange of securities issued by different issuers satisfied the "identity of issuer" requirement of the Section 3(a)(9) exemption. For example, in Bamboo.com (December 20, 1999), the Staff granted no-action relief pursuant to Section 3(a)(9) for the exchange by an issuer of shares of its common stock for shares of its class B common stock and shares of its subsidiary's preferred stock. The outstanding class B common stock and the subsidiary preferred stock were "paired," *i.e.,* they were only transferable together and additional shares of one class couldn't be issued without a corresponding issuance of shares of the other class. The subsidiary preferred stock had no economic substance in that it had no rights except the right to be converted into shares of the parent company common stock. Consequently, the paired securities represented the same economic risk in the parent company as did the parent company common stock for which they were to be exchanged. No-action relief pursuant to Section 3(a)(9) has also been provided in other instances, generally involving parent company guarantees of finance and other subsidiary obligations.[10]

Similarly, in Ageas SA/NV and Ageas N.V. (March 20, 2012), the Staff granted no-action relief pursuant to Section 3(a)(9) for a proposed merger transaction pursuant to which (i) Ageas N.V. would be merged with and into Ageas SA/NV and (ii) the holders of twinned shares comprised of one share of Ageas SA/NV and one share of Ageas N.V. (an "Ageas Share") would receive one Ageas SA/NV share for each Ageas N.V. share held as part of the (twinned) Ageas Share. As described in the letter requesting no-action relief, Ageas SA/NV and Ageas N.V. (before the merger) and Ageas SA/NV (after the merger) comprised the same indivisible business, and the Ageas SA/NV shares to

[10] *See, e.g.,* AOL Time Warner, Inc. (November 15, 2000), SunTrust Banks Inc. (July 16, 1999), Echo Bay Mines, Ltd. (May 18, 1998) and IMCO Realty (December 12, 1989).

be outstanding after the merger represented the same economic interest as the existing (twinned) Ageas Shares. In granting the relief, the Staff noted that the twinned nature of Ageas SA/NV and Ageas N.V. shares was required by each company's articles of association, thus requiring shareholders to own shares in each company; that the shares were not separately tradable and traded only as units; and that there was no separate market listing for either component share and thus no existing trading market for either of such shares.

We submit that although the relationships described in the preceding paragraphs are not identical to the relationship between the REIT and the Finance Trust, they are substantially similar in that investors looked to the creditworthiness and overall financial condition of the parent company (as guarantor or otherwise, as in the Bamboo.com letter), or that the two entities comprised a single indivisible business (as in the Ageas letter). We submit that it is reasonable to assume that investors consider the REIT and the Finance Trust to be a single business and look to the operations and financial condition of the REIT, rather than the Finance Trust, in determining whether to invest in the Stapled Units. Accordingly, we submit that the issuance by the Finance Trust of the Finance Trust Units to the REIT Unitholders, which we submit should be considered part of the deemed exchange of the "new" Stapled Units for "old" Stapled Units, will satisfy the "identity of issuer" requirement of Section 3(a)(9).

Following completion of the Transaction, the Unitholders will be in exactly the same position as holders of Stapled Units as they were before the Transaction. The Unitholders will hold exactly the same number of Stapled Units and component securities comprising the Stapled Units (*i.e.*, REIT Units and Finance Trust Units), subject to any *de minimis* forced sales of Stapled Units to pay the non-resident withholding tax, which the Unitholders may avoid by remitting the necessary funds to pay the tax. The Unitholders' economic interest in the Trusts as a whole will be unchanged as will the business and operations of the REIT and the Finance Trust.

B. Analysis under Rule 144

Rule 144(d)(3) under the Securities Act provides that securities acquired from an issuer solely in exchange for other securities of the same issuer are deemed to have been acquired at the same time as the securities surrendered for conversion or exchange, even if the surrendered securities were not convertible or exchangeable by their terms. Additionally, the Staff has provided the following interpretive guidance in Question 133.08 of the Division of Corporation Finance's Compliance and Disclosure Interpretations: Securities Act Rules:

> **Question:** What is the restricted security holding period status of securities exchanged for other securities of the issuer under Securities Act Section 3(a)(9)?
>
> **Answer:** When securities are exchanged for other securities of the issuer under Section 3(a)(9), the securities received assume the character of the exchanged securities. Thus, for example, if restricted securities are

exchanged, the new securities are deemed restricted and tacking of the holding period of the former securities is permitted. [Jan. 26, 2009]

In light of the express provision of Rule 144 and the guidance expressed by the Staff, we submit, and respectfully request that the Staff confirm, that any "new" Stapled Units deemed to be issued for "old" Stapled Units pursuant to the Transaction should assume the character *(i.e.,* restricted or unrestricted) of the "old" Stapled Units for which they are deemed to have been exchanged and, to the extent they are restricted securities under Rule 144, the holders thereof should be permitted to tack the holding period of their "old " Units for purposes of Rule 144(d).

C. No Policy Reason for Requiring Registration

Should the Staff be unable to agree with our conclusions that the Transaction does qualify for the exemption provided by Section 3(a)(9), we submit that practical and policy considerations should permit the Trusts to effect the Transaction without registration under the Securities Act. In such instance, we would also request that the Staff confirm that, for purposes of Rule 144, the "new" Stapled Units deemed to have been issued in exchange for "old" Stapled Units as a consequence of the Transaction will have the same status, as restricted or unrestricted securities, in the hands of the Unitholders, as did their Stapled Units before the Transaction and, in the case of restricted securities, the holders thereof be permitted to tack the holding period of their existing Stapled Units.

Each Trust, as a reporting issuer in Canada, files audited annual and unaudited interim financial statements and other information about its business on SEDAR, all of which is publicly available to persons in the United States, and is otherwise subject to regulation under the securities law of each Canadian province as a publicly traded company. Further, we believe that each Trust is eligible to claim the automatic exemption from registration under the Exchange Act provided by Rule 12g3-2(b) under the Exchange Act by virtue of having the Stapled Units traded on the Toronto Stock Exchange and otherwise complying with the public information requirements of that Rule. Although approximately 22% of the outstanding Stapled Units are held by persons in the United States, neither Trust has at any time accessed the U.S. markets for capital raising purposes, other than offers and sales of securities by the REIT to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

Additionally, as described above, the legal and economic interests of the Unitholders of both Trusts will not change in any material way following completion of the Transaction. The Finance Trust Units to be issued will immediately upon issuance be consolidated with the Finance Trust Units outstanding before the Transaction to maintain the mandated one-to-one ratio with REIT Units. The number of outstanding Units of each Trust will remain exactly the same, and each Unitholder will own exactly the same number of Stapled Units as owned before the Transaction with the possible exceptions that: (i) a *de minimis* number of Stapled Units held by non-resident non-registered Unitholders that may be sold by broker-dealers and other intermediaries to satisfy Canadian withholding tax obligations if such Unitholders do not remit the necessary amounts in cash and the affected financial intermediaries determine to proceed in that manner; and (ii) a *de minimis* number of Stapled Units held by registered non-resident Unitholders may be sold by the REIT to satisfy Canadian withholding tax obligations if such Unitholders do not remit the necessary amounts in cash to the REIT and the REIT determines to proceed in that manner.[11]

Similarly, the activities of each Trust will be unchanged by the Transaction, with the sole exception being that the Holdco Notes currently held by the REIT and H&R Portfolio Limited Partnership will be held by the Finance Trust following completion of the Transaction. As a result, the Unitholders will "own" this asset indirectly through their ownership of Finance Trust Units rather than through their ownership of REIT Units. Under the Finance Trust Declaration (but not under the REIT Trust Declaration), this entitles the Unitholders to a *pro rata* distribution of the cash received by the Finance Trust from U.S. Holdco in connection with the Holdco Notes. Additionally, holding the Holdco Notes in the Finance Trust may be beneficial to the Unitholders in the event of a bankruptcy or insolvency of the REIT. Finally, the Trusts are not engaging in the Transaction for capital raising purposes, and will not receive any cash, property or other consideration from the Unitholders.

As discussed above, the Transaction is necessary to achieve U.S. income tax treatment consistent with the REIT's long-term business planning practice of maximizing cash distributions to its Unitholders. Effecting the Transaction would, in the REIT's view, provide benefits to the Unitholders that outweigh the incidental withholding tax cost for Unitholders in the United States. Moreover, the Transaction has been structured to achieve this objective in a way that is optimal from a Canadian tax perspective.

Furthermore, the Unitholders of the REIT will receive, in connection with Unitholder meetings to be held to consider the Transaction, a proxy circular prepared in accordance with applicable Canadian disclosure requirements that will provide them with detailed disclosure to enable them to make informed decisions in voting on the Amendments. The proxy circular will include disclosure with respect to the proposed Amendments and the Distribution, as well as the Transaction as a whole, the purpose and rationale of the Transaction, and its impact on Unitholders from Canadian and U.S. tax perspectives.

Accordingly, for the reasons set forth above, we respectfully submit that any incremental benefits to the Unitholders of registration under the Securities Act of either the "new" REIT Units deemed issued by reason of the Amendments or any the Finance Trust Units to be issued in the Distribution would be completely outweighed by the very substantial costs and other burdens that registration would impose on the Trusts, including the preparation and filing of a registration statement under the Securities Act and, even more significantly, of complying with the periodic reporting and myriad other obligations of issuers under the Exchange Act.

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[11] The REIT currently expects that it will likely recover any unpaid withholding tax amounts from future cash distributions to be made by the REIT and not by forced sales of Stapled Units.

IV. Conclusion/Relief Requested

For the reasons set forth above, we respectfully request that the Staff concur with our views on the matters set forth herein or, in the alternative, confirm that the Staff will not recommend enforcement action to the Commission if the proposed Transaction (comprised of the Amendments and the Distribution and the Consolidation) is effected without registration under the Securities Act in reliance upon the exemption provided by Section 3(a)(9).

We would appreciate your response to this request at the Staff's earliest convenience. If the Staff contemplates issuing a response that differs from our views set forth above and that does not include the requested "no-action" recommendation, we request an opportunity to discuss our views with the Staff prior to the issuance of a written response.

Should the Staff have any questions or need any additional information regarding this request, please contact the undersigned at 212-588-5505.

Very truly yours,

Jeffrey Nadler